UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 02494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  Form 40-F

EXPLANATORY NOTE

On July 19, 2024, SharkNinja, Inc. (the “Company”) held its 2024 Annual General Meeting of Shareholders (the “Annual Meeting”) at 89 A St. Needham, MA 02494 and virtually at: www.virtualshareholdermeeting.com/SN2024. On May 13, 2024 (the “Record Date”), the record date for the Annual Meeting, there were 139,936,246 of the Company’s Ordinary Shares issued and outstanding and entitled to vote at the Annual Meeting. 113,539,022 Ordinary Shares, which represented 81.13% of the votes of the issued and outstanding Ordinary Shares, were present, in person, virtually, or by proxy, at the Annual Meeting. Two items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders appointed or re-appointed, as the case may be, all of the seven nominees for directors, in each case to hold office in accordance with the Company’s Amended and Restated Memorandum and Articles of Association. The voting results were as follows:

	FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
Mark Barrocas	113,241,996	267,772	29,254	0
Kathryn Barton	113,508,313	1,723	28,986	0
Peter Feld	110,026,677	3,482,962	29,383	0
Chi Kin Max Hui	109,791,100	3,718,367	29,555	0
Dennis Paul	110,056,287	3,453,607	29,128	0
Tianhao (Barney) Wang	110,490,319	3,019,499	29,204	0
Timothy R. Warner	113,456,542	53,238	29,242	0

2. Shareholders ratified the appointment of Ernst & Young LLP as the independent registered accounting firm of the Company for the fiscal year ending December 31, 2024. The voting results were as follows:

FOR	AGAINST	ABSTAIN
112,868,669	642,575	27,778

Effective as of July 19, 2024, Kathryn Barton was appointed as chair of the audit committee, as well as the “audit committee financial expert” within the meaning of the applicable SEC regulations. Also effective as of July 19, 2024, Tianhao (Barney) Wang was appointed to the Company’s compensation committee.

Each of Ms. Barton and Mr. Wang and the Company have entered into the Company’s standard form indemnification agreement, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-272973) filed with the SEC on June 28, 2023.
As a company incorporated in the Cayman Islands that is listed on the New York Stock Exchange (“NYSE”), the Company is subject to NYSE’s corporate governance listing standards. Under NYSE rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the NYSE corporate governance requirements.
In connection with the appointment of Mr. Wang to the compensation committee, the Company elected to be exempt from the requirements of Section 303A.05 of the NYSE Listed Company Manual, which otherwise would require a listed company to have a compensation committee composed entirely of independent directors.
Except for the foregoing, there are no significant differences between the Company’s corporate governance practices and what NYSE requires of domestic U.S. public companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Pedro J. Lopez-Baldrich
Date: July 19, 2024		Name: Pedro J. Lopez-Baldrich
Title: Chief Legal Officer